FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

DTS, Distribuidora de Televisión Digital, SA (Digital +), a company owned 56% by PRISA and 22% by Telefónica and Mediaset Spain, respectively, has reached an agreement with Telefónica de España for the distribution of CANAL+ in Imagenio/Movistar.

This agreement is another milestone in the politics of multicast Canal + (satellite, cable, IPTV), launched by Digital + since the year 2010.

CANAL + is the leading Premium pay TV channel in Spain and includes first windows of the Majors film releases and the most successful TV series worldwide, including major sporting events,  and on a exclusive basis, one soccer match for each match day of the Spanish soccer league.

Madrid, August, 17th, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

August 18, 2011                       By: /s/ Iñigo Dago Elorza
 Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors